UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Embraer Delivers 14 Commercial and 20 Executive Jets in 2Q21

São José dos Campos—Brazil, July 21st, 2021 – Embraer (NYSE: ERJ; B3:

EMBR3) delivered a total of 34 jets in the second quarter of 2021, of which 14 were commercial aircraft and 20 were executive jets (12 light and eight large). As of June 30, the firm order backlog totaled USD 15.9 billion, a 12% increase compared to the backlog at the end of the first quarter, and which represented a return to pre-pandemic levels.

Deliveries by Segment	2Q21	2021
Commercial Aviation	14	23
E175	7	9
E190-E2	—	2
E195-E2	7	12
Executive Aviation	20	33
Phenom 100	1	2
Phenom 300	11	20
Light Jets	12	22
Praetor 500	3	4
Praetor 600	5	7
Large Jets	8	11
TOTAL	34	56

The current backlog includes the 30 E195-E2 aircraft firm order from Canada’s Porter Airlines, which was initially reported as an “undisclosed” order on April 29. The client was revealed to the market on July 12.

During 2Q21, Helvetic Airways, from Switzerland, received the first of four new E195-E2 aircraft. Helvetic ordered 12 E-Jets E2s to support its fleet renewal initiative: eight E190-E2s (already in service) and four E195-E2s (converted from the original E190-E2 order). The airline also holds purchase rights for an additional 12 aircraft.

In the executive aviation segment, during 2Q21, Embraer delivered the 600th Phenom 300 series business jet to Superior Capital Holdings, LLC based in Fayetteville, Arkansas. Also, Embraer delivered the first limited-edition Phenom 300E aircraft, part of the Duet collaboration with Porsche, to an undisclosed customer in Fort Lauderdale, Florida.

Embraer completed the first conversion of a Legacy 450 to a Praetor 500 jet in Brazil, which was delivered to an undisclosed customer. The conversion was performed at Embraer’s Service Center in Sorocaba, Brazil. With this delivery, Embraer has already converted a total of 20 Legacy 450s into Praetor 500s in Europe, North America, and now Brazil. The full conversion process can be performed at Embraer Owned Service Centers.

Backlog - Commercial Aviation (June 30, 2021)

Aircraft Type	Firm Orders	Deliveries	Firm Order Backlog
E170	191	191	—
E175	816	675	141
E190	568	565	3
E195	172	172	—
E190-E2	22	17	5
E195-E2	183	26	157
Total	1,952	1,646	306

Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	191	—
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	18	18	—
LOT Polish (Poland)	6	6	—
NAC / Jetscape (USA)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	816	675	141
Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	98	98	—
Belavia (Belarus)	1	1	—
CIT (USA)	4	4	—
ECC Leasing (Ireland)*	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	42	30	12
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (USA)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	223	123	100
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	191	162	29
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	110	110	—

*	Aircraft delivered by ECC Leasing: one to Air Caraibes

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	568	565	3
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	—	3
CIT (USA)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (USA)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (USA)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	172	172	—
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (USA)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	22	17	5
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	—	2
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	8	8	—
Wideroe (Norway)	3	3	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	183	26	157
Aercap (Ireland)	45	12	33
Air Peace (Nigeria)	13	3	10
Aircastle (USA)	23	2	21
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	5	5	—
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	4	2	2
ICBC (China)	10	2	8
Porter (Canada)	30	—	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations